UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

 60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-206013 and/or Registration Statement No. 333-218897 of Deutsche Bank AG (with each exhibit being incorporated as the correspondingly numbered exhibit into the relevant Registration Statement as specified below).

Exhibits being incorporated into Registration Statement No. 333-206013:

Exhibit 4.23: Fifth Supplemental Senior Indenture, dated as of July 21, 2018, among Deutsche Bank AG, as Issuer, Delaware Trust Company, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Authenticating Agent, Issuing Agent and Registrar, including as Schedules I, II and III thereto, forms of Fixed Rate Registered Senior Note, Floating Rate Registered Senior Note and Global Notes, Series A, respectively.

Exhibit 4.24(a): Form of Senior Debt Security (Fixed Rate Registered Senior Note) of Deutsche Bank AG (included in Exhibit 4.23 as Schedule I thereto).

Exhibit 4.24(b): Form of Senior Debt Security (Floating Rate Registered Senior Note) of Deutsche Bank AG (included in Exhibit 4.23 as Schedule II thereto).

Exhibit 4.24(c): Form of Senior Debt Security (Global Notes, Series A) of Deutsche Bank AG (included in Exhibit 4.23 as Schedule III thereto).

Exhibit 4.25: Third Amendment to the Warrant Agreement, dated as of July 21, 2018, between Deutsche Bank AG, as Issuer, and Deutsche Bank Trust Company Americas, as Warrant Agent, including as Schedules I and II thereto, forms of Put Warrants and Call Warrants, respectively.

Exhibit 4.26(a): Form of Put Warrant (included in Exhibit 4.25 as Schedule I thereto).

Exhibit 4.26(b): Form of Call Warrant (included in Exhibit 4.25 as Schedule II thereto).

Exhibits being incorporated into Registration Statement No. 333-218897:

Exhibit 4.4: Second Supplemental Eligible Liabilities Senior Indenture, dated as of July 21, 2018, among Deutsche Bank AG, as Issuer, The Bank of New York Mellon, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Authenticating Agent, Issuing Agent and Registrar, including as Schedules I and II thereto, forms of Fixed Rate Registered Eligible Liabilities Senior Note and Floating Rate Registered Eligible Liabilities Senior Note, respectively.

Exhibit 4.5(a): Form of Eligible Liabilities Senior Debt Securities (Fixed Rate Registered Eligible Liabilities Senior Note) of Deutsche Bank AG (included in Exhibit 4.4 as Schedule I thereto).

Exhibit 4.5(b): Form of Eligible Liabilities Senior Debt Securities (Floating Rate Registered Eligible Liabilities Senior Note) of Deutsche Bank AG (included in Exhibit 4.4 as Schedule II thereto).

Exhibits being incorporated into both Registration Statement No. 333-206013 and Registration Statement No. 333-218897:

Exhibit 5.6: Opinion of Davis Polk & Wardwell LLP, including Exhibit A thereto, Opinion of Deutsche Bank AG supporting the Opinion of Davis Polk & Wardwell LLP.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: July 23, 2018
	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

By:	/s/ Gerard Neber
Name:	Gerard Neber
Title:	Director

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